February 28, 2015

LETTER AGREEMENT

AMG Funds I (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re: Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents (i) an undertaking by AMG Funds LLC (the “Adviser”) to limit the total operating expenses of AMG GW&K Core Bond Fund (formerly AMG Managers Total Return Bond Fund), a series of the Trust (the “Fund”), and (ii) our agreement regarding the extent to which the Adviser will, under certain circumstances, receive payment from the Fund as recoupment of certain amounts paid, waived or reimbursed by the Adviser to the Fund in fulfillment of a voluntary undertaking by the Adviser to limit the expenses of the Fund.

From time to time hereafter, the Adviser may undertake to waive its investment advisory fee payable by the Fund (but not below zero) and/or pay or reimburse the Fund’s expenses such that the Fund’s total annual operating expenses (exclusive of certain items listed below) do not exceed a certain amount (the “Expense Cap”). If the Adviser undertakes an Expense Cap with respect to the Fund, the Fund will be obligated to pay the Adviser all amounts previously paid, waived or reimbursed by the Adviser with respect to the Fund pursuant to such Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s total annual operating expenses (exclusive of taxes, interest (including interest incurred in connection with bank and custody overdrafts), shareholder servicing fees, distribution and service (12b-1) fees, brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses) in any such year to exceed the amount of the Expense Cap, and provided further that no additional payments by the Fund will be made with respect to amounts paid, waived or reimbursed by the Adviser more than thirty-six (36) months after the date the Fund accrues a liability with respect to such amounts paid, waived or reimbursed by the Adviser.

Any payments by the Fund under this Letter Agreement shall be in addition to all amounts otherwise payable to the Adviser as an investment advisory fee, administration fee and/or shareholder servicing fee and/or any other fee for services to the Fund.

Effective as of February 28, 2015, and until at least March 1, 2017, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of taxes, interest (including interest incurred in connection with bank and custody overdrafts), shareholder servicing fees, distribution and service (12b-1) fees, brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses) of the Fund to the annual rate of 0.48% of the average daily net assets attributable to the Fund.

This Letter Agreement shall terminate: (i) in the event the Adviser ceases to be the investment adviser of the Fund; (ii) upon mutual agreement between the Adviser and the Trust’s Board of Trustees; or (iii) in the event of the Fund’s liquidation unless the Fund is reorganized or is a party to a merger in which the surviving entity is successor to the accounting and performance information of the Fund. The term “Adviser” as used throughout this Letter Agreement shall include any entity that is the successor to the assets and liabilities of AMG Funds LLC that is the future investment adviser of the Fund and to whom the Letter Agreement is assigned. The term “Fund” as used throughout this Letter Agreement shall include any entity into which AMG GW&K Core Bond Fund is reorganized and which is the successor to the accounting and performance information of AMG GW&K Core Bond Fund.

A copy of the Amended and Restated Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or trustee of the Trust in his or her capacity as an officer or trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trust or the Fund.

Sincerely,

AMG FUNDS LLC

By:	/s/ Keitha L. Kinne
Name: Keitha L. Kinne Title: Chief Operating Officer Date: February 28, 2015

ACKNOWLEDGED AND ACCEPTED

AMG Funds I

By:	/s/ Donald S. Rumery
Name: Donald S. Rumery Title: Treasurer, Chief Financial Officer, and Principal Financial Officer Date: February 28, 2015